UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Vivo") (B3: VIVT3 / NYSE: VIV), in compliance with and for the purposes of CVM Instruction No. 358/2002 (“ICVM 358”), hereby informs the shareholders and the market in general that, in line with the Notices to the Market released on July 29, 2020 and February 23, 2021, and as approved by its Board of Directors on March 2, 2021, it celebrated on this date, agreements with Caisse de dépôt et placement du Québec (“CDPQ”), a global investment group, and with Telefónica Infra, S.L.U. (“TEF Infra”), a company based in Spain, 100% owned by Telefonica S.A. and, therefore, having the same controlling shareholder as Vivo, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil") (the "Transaction"; "Operation").

By means of this Transaction, Vivo, TEF Infra and CDPQ will accelerate the expansion of fiber-to-the-home (FTTH) to new locations, while capturing value by leveraging on the lease-up of third-party tenants. FiBrasil's business plan aims to reach around 5.5 million FTTH homes passed in 4 years, focusing on mid-sized cities outside the State of São Paulo.

Telefônica Brasil will contribute with approximately 1.6 million FTTH homes passed, that it currently operates using this technology, and will be the anchor tenant of the new company, consolidating its position as the leading convergent operator in the country.

In terms of the shareholding structure of the new company, Telefônica Brasil will hold 25% of the voting capital, TEF Infra will hold another 25% of the voting capital and CDPQ the remaining 50% of the voting capital, after the purchase and sale and subscription of FiBrasil shares.

Until the closing of the Transaction, as a preliminary step, certain assets, contracts and employees will be transferred to FiBrasil by Vivo, all strictly related to FiBrasil's activities.

The terms of the Operation encompass a total investment by CDPQ of up to R$1.8 billion (including payments to Vivo and contributions to FiBrasil) in exchange for a 50% stake in FiBrasil and also payments to be made by TEF Infra, in equivalent economic terms, for a 25% stake in the new company. This renders an implied valuation of the brownfield assets contributed by Vivo of 16.5x EBITDA 2020 Pro-Forma. CDPQ’s capital contributions, in addition to the expected leverage to be raised by FiBrasil, provide a fully funded business plan to accomplish the new company’s deployment targets.

The relationship between Vivo, TEF Infra and CDPQ, within the scope of FiBrasil, will be regulated by Shareholders' Agreements, that will be entered into when the Transaction is implemented.

This Operation is subject to the compliance of certain preceding conditions, including, among others, the contribution of assets described above and the granting of prior authorizations from the competent authorities, including the National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

Vivo will maintain its shareholders and the market duly informed about the progress of the Transaction, pursuant to ICVM 358 and applicable legislation.

São Paulo, March 2, 2021

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687 – E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 2, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director